Exhibit 99.1

Eco Wave Power Reports Q3 Results: Historic U.S. Launch and Global Milestones Achieved

Q3 2025 marks significant progress with the launch of Eco Wave Power’s first U.S. project, strategic advancements across Europe, Asia, and Africa, recognition by TIME as one of the Best Inventions of 2025, and a solid financial foundation to support ongoing global growth and commercialization of wave energy technology

Stockholm, Sweden – November 12, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, today announced its financial results for the nine months ended September 30, 2025, along with an update on its rapidly expanding international project portfolio.

Management Commentary

Q3 2025 has been a period of significant operational progress and international recognition for Eco Wave Power. Across all active project regions, the Company has continued to advance its mission of delivering reliable, clean, and commercially viable wave energy solutions, while maintaining a solid financial foundation. Operating expenses increased modestly by $65 thousand compared to Q2 2025, reflecting targeted investments in project execution and growth initiatives. As of September 30, 2025, the Company held $6.85 million in cash and short-term deposits, supporting ongoing development and global expansion.

United States: Los Angeles Project Launch and Recognition as TIME’s Best Inventions and “Future of Everything” on NBC News.

In August 2025, Eco Wave Power announced that its U.S. pilot project at the Port of Los Angeles has successfully completed operational testing and achieved a historic milestone: the lowering of its innovative floaters into the water for the very first time. This major moment was broadcasted live and exclusively by Good Morning America, marking unprecedented national visibility for the advancement of wave energy technology.

On September 9th, 2025, Eco Wave Power hit a historic milestone and launched the first ever U.S. Wave Energy Project at Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy (MRE).

This historic project marks the first onshore wave energy installation in the U.S., showcasing Eco Wave Power’s patented, award-winning technology and setting the stage for large-scale wave energy deployment along America’s coastlines and worldwide. It also showcases our commitment to innovation, ESG leadership, and local economic engagement, including working with woman- and family-owned businesses.

The launch comes at a pivotal time for California, aligning with the state’s bold climate policies and Senate Bill 605, which calls for the creation of a comprehensive wave energy roadmap. Federal support is also growing, led by Congresswoman Nanette Díaz Barragán, who recently introduced the Marine Energy Technologies Acceleration Act, a $1 billion initiative to scale marine energy across the nation.

On October 2025, U.S. Congresswoman Nanette Barragán (CA-44) visited the Company’s onshore wave energy pilot station at AltaSea in the Port of Los Angeles and called for $1B Federal Investment in Wave Energy. The visit underscores the enormous potential for wave energy to become a major renewable energy source for U.S. coastal communities.

During the same month, Eco Wave Power’s pilot was named to TIME’s Best Inventions of 2025 list, recognizing it as one of 300 innovations worldwide “changing the way we live, work, and think.” The selection followed TIME’s rigorous evaluation of originality, efficacy, ambition, and impact, with particular focus on solutions addressing climate change and sustainability. This recognition underscores Eco Wave Power’s role in advancing wave energy as a meaningful new source of renewable power and was also featured in the “Feature of Everything” News Segment by NBC.

Taiwan

We commenced our Taiwan entry through an agreement with I-Ke International Ocean Energy Co., a subsidiary of Lian Tat Company. The project includes:

●	Local manufacturing of floaters under our patented design.

●	Supply of a turnkey 100KW conversion unit.

●	I-Ke’s responsibility for permitting and onshore production.

In August 2025 I-KE was awarded the official land use tender from the Suao Port Company for the installation of a wave energy pilot station in Taiwan. This achievement marks the first time in Taiwan’s history that a commercial port area has been opened for wave power testing, highlighting the nation’s commitment to innovation and clean energy.

This tender award is a first-of-its-kind event in Taiwan, setting an important precedent for the country’s renewable energy sector. It directly supports Taiwan’s national renewable energy transition strategy and positions Suao Port as a demonstration hub for low-carbon, smart, and innovative green energy. Facing the Pacific Ocean, the site offers stable, representative wave conditions with strong potential for commercial-scale wave power generation. The pilot project at Zone C is intended to serve as the foundation for a phased development roadmap, expanding to 20 MW in the medium term and potentially up to 400 MW of capacity across Taiwan’s coastline.

India

Earlier this year, we signed an MoU with Bharat Petroleum Corporation Limited (BPCL), a Fortune 500 government-owned company, to explore wave energy deployment at the Mumbai Oil Terminal. BPCL will manage regulatory clearances, while we provide technology and optimization expertise. The collaboration — endorsed by India’s Minister of Petroleum and Natural Gas — begins with a site assessment and is expected to lead to a pilot project in the world’s ~40,000 MW ocean energy market.

During this quarter Eco Wave Power has entered an agreement with RL Solutions, a local representative for the Company, meant to facilitate the purchase order from Bharat Petroleum to Eco Wave Power.

Europe: First Megawatt-Scale Project in Portugal

We advanced preparations for Portugal’s first MW-scale wave energy power plant under our 20MW concession with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (APDL).

The Company also achieved the following tasks:

●	Development of an advanced calculation tool together with Metocean to improve the accuracy of force analysis and station performance.

●	Finalizing the design of drilling structures that will enable continuous work regardless of tide levels.

●	Submission of the safety plan for the drilling and installation of the floaters.

In conclusion, during this quarter, we have conducted an in-depth analysis of the wave forces, finalized the execution plan, and submitted to APDL a final revised execution plan in October 2025. As soon as the green light is provided by APDL, Eco Wave Power will proceed to the next step and intends to enter into subcontractor agreements with key subcontractors such as Siemens for the electric part of the project and others.

The 1MW plant — planned for grid connection in 2026 — is designed to serve as a gateway for commercialization in Portugal, aligning with the country’s renewable energy strategy.

Israel: EWP-EDF One as an R&D Powerhouse

Following its inauguration in December 2024, the EWP-EDF One project at Jaffa Port became Israel’s first grid-connected wave energy system, operating under a Power Purchase Agreement with the Israeli Electric Corporation and recognized by the Ministry of Energy as “Pioneering Technology.”

Building on the operational insights gained from the EWP-EDF One project at Jaffa Port, Q3 focused on preparing the station for advanced testing under diverse sea conditions. Eco Wave Power initiated a dedicated project to calibrate the hydraulic system for varying wave states, with the objective of optimizing system responsiveness, efficiency, and reliability across a wider operational range.

This calibration program will continue throughout the winter months, when higher and more energetic sea conditions are expected. The collected data will be used to fine-tune system parameters, validate predictive models, and support ongoing R&D aimed at improving power conversion performance and operational resilience.

By leveraging real-sea conditions at Jaffa Port, Eco Wave Power continues to strengthen its position as a global R&D hub for onshore wave energy. While Jaffa Port experiences waves above 0.7 m about 30% of the time—making it a valuable R&D site rather than a 24/7 production facility—locations such as Portugal can offer around 90% availability. This enables wave energy to achieve substantially higher energy output per site footprint compared to other renewables, while utilizing existing port infrastructure and minimal land.

Eco Wave Power will continue investing in R&D to lower equipment costs, advance toward competitive levelized costs of energy (LCOE), and unlock larger-scale commercial projects that can enhance value for partners and shareholders.

Africa: Progress with Feasibility Study in South Africa

In October 2025, we submitted a detailed MetOcean Report for the wave potential and wave forces at the Port of Ngqura, in line with the agreement with Africa Great Future Development Ltd (AGFDL). South Africa’s 2,800+ km coastline and need for energy diversification make it a compelling long-term market. The port’s breakwater infrastructure and deep-water access are ideal for our system’s deployment.

Financial Overview

In Q3 2025, Eco Wave Power continued to strategically invest in growth while maintaining a strong financial position. Operating expenses increased 8% quarter-over-quarter to $888 thousand, reflecting a deliberate increase in Sales & Marketing spend to support the successful launch of our U.S. project. These investments were partially offset by lower R&D expenses (-12%) and reduced G&A costs (-5%), demonstrating disciplined cost management across other areas of the business.

Other income nearly doubled, while financial expenses decreased by 81% due to lower foreign exchange losses. As a result, net loss declined by 28% quarter-over-quarter to $996 thousand, underscoring improved operational efficiency and financial discipline.

The Company closed the quarter with a robust cash position of $6.85 million in cash and short-term deposits, providing a solid foundation to execute near-term project milestones, accelerate global expansion, and capitalize on emerging opportunities in the rapidly growing renewable energy market.

CEO commentary:

This quarter marks a historic period for Eco Wave Power, as we achieve major milestones that reinforce our position as a global leader in wave energy technology.

The successful launch of our first U.S. project at the Port of Los Angeles represents not only a technical achievement but also a moment of unprecedented visibility for wave energy, highlighted by national coverage on Good Morning America and recognition by TIME as one of the Best Inventions of 2025.

Our U.S. pilot project demonstrates the reliability and scalability of our patented floaters and positions Eco Wave Power at the forefront of a rapidly emerging wave energy market in the United States.

The engagement from local partners, including AltaSea, Shell Marine Renewable Energy, and small woman- and family-owned businesses, underscores our commitment to innovation, ESG principles, and community impact.

Beyond the United States, we have made meaningful progress across multiple continents. In Taiwan, our partnership with I-Ke International Ocean Energy has resulted in the first-ever commercial port area tender for wave energy testing, laying the foundation for medium- and long-term expansion.

In India, our collaboration with Bharat Petroleum establishes a foothold in one of the world’s largest untapped ocean energy markets, while in Europe, we continue preparations for Portugal’s first megawatt-scale plant, aligning with the country’s renewable energy roadmap.

Our operations in Israel continue to strengthen our R&D capabilities, with the EWP-EDF One project at Jaffa Port enabling advanced testing and calibration to improve efficiency, reliability, and predictive modelling.

Similarly, in Africa, we are advancing feasibility studies to explore wave energy opportunities at the Port of Ngqura, positioning us to support emerging energy markets with scalable, clean solutions.

We are proud that our progress is supported by a solid financial foundation, with $6.85 million in cash and short-term deposits to fuel ongoing growth and execution. While operating expenses increased modestly by $65 thousand compared to Q2, these investments directly support our strategic expansion and project execution globally.

Our disciplined financial management this quarter, combined with targeted investments in Sales & Marketing for the U.S. project launch, enabled us to reduce net loss by 28% quarter-over-quarter to $996 thousand. Operating expenses reflected strategic increases in Sales & Marketing, partially offset by reductions in R&D (-12%) and G&A (-5%), demonstrating our focus on both growth and efficiency. Other income nearly doubled, and financial expenses decreased by 81% due to lower foreign exchange losses, further strengthening our financial position.

Looking ahead, global electricity demand is accelerating at an unprecedented pace, fueled by the rapid growth of energy-intensive sectors such as artificial intelligence, data centers, and advanced manufacturing. Eco Wave Power is uniquely positioned to meet this challenge, delivering scalable, reliable, and renewable wave energy solutions that can power the industries of tomorrow while supporting the global energy transition. Our technology is not only an environmentally responsible solution, it is a strategic answer to the world’s urgent need for clean, abundant electricity.

Inna Braverman, CEO

Nine Months Ended September 30, 2025 Financial Overview

For the nine months ended September 30, 2025, operating expenses increased to $2.48 million compared to $1,966 thousand for the nine months ended September 30, 2024, primarily due to investments in the U.S., in Portugal, and in Asia projects.

Research and development expenses rose by $157 thousand, to $591 thousand for the nine months ended September 30, 2025, compared to $434 thousand for the nine months ended September 30, 2024, mainly to support engineering efforts and project development.

Sales and Marketing costs increased by $82 thousand to $293 thousand for the nine months ended September 30, 2025, compared to $211 thousand for the nine months ended September 30, 2024, reflecting the U.S. pilot project launch.

General & Administrative expenses increased by $295 thousand to $1,611 thousand for the nine months ended September 30, 2025, compared to $1,316 thousand for the nine months ended September 30, 2024, driven by staffing, professional fees, and travels for international expansion.

Other income more than doubled to $78 thousand for the nine months ended September 30, 2025 compared to $36 thousand for the nine months ended September 30, 2024, reflecting gains from demonstrating our technology in Asia and a gain on extinguishment of financial liability.

Net financial loss was $412 thousand for the nine months ended September 30, 2025, compared to $394 thousand net financial income for the nine months ended September 30, 2024, reflecting foreign exchange loss resulting from the appreciation of the SEK and the NIIS against the U.S. dollar.

Net loss increased to $2,888 thousand for the nine months ended September 30, 2025, compared to $1,572 thousand for the nine months ended September 30, 2024, reflecting higher operating expenses and foreign exchange impacts. The Company maintained a strong cash position of $6.85 million, supporting ongoing execution and global expansion plans.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Thursday, November 13, 2025, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 877-545-0523 (toll-free) or +973-528-0016 (international). If requested, please provide participant access code: 299747.

●	The event will be webcast live, available at: https://www.webcaster5.com/Webcast/Page/2922/53236

A replay will be available by telephone approximately four hours after the call’s completion until Thursday, November 27, 2025. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 53236. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (Nasdaq: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that there is enormous potential for wave energy to become a major renewable energy source for U.S. coastal communities, the expectation that the Company intends to enter into subcontractor agreements with key subcontractors such as Siemens for the first MW-scale wave energy project in Portugal, that the MoU the Company signed with Bharat Petroleum is expected to lead to a pilot project in the world’s ~40,000 MW ocean energy market, the Suao Port in Taiwan offers stable, representative wave conditions with strong potential for commercial-scale wave power generation, that the Suao Port pilot project at Zone C is intended to serve as the foundation for a phased development roadmap, expanding to 20 MW in the medium term and potentially up to 400 MW of capacity across Taiwan’s coastline, and that the Company will continue investing in R&D to lower equipment costs, advance toward competitive levelized costs of energy (LCOE), and unlock larger-scale commercial projects that can enhance value for partners and shareholders. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30, 2025	December 31, 2024
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5,302	7,845
Short term bank deposits	1,302	1,254
Restricted short-term bank deposits	248	220
Trade receivables	-	33
Other receivables and prepaid expenses	131	93
TOTAL CURRENT ASSETS	6,983	9,445

NON-CURRENT ASSETS:
Property and equipment, net	965	561
Right-of-use assets, net	171	195
Investments in a joint venture accounted for using the equity method	513	481
TOTAL NON-CURRENT ASSETS	1,649	1,237
TOTAL ASSETS	8,633	10,682

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,033	1,011
Current maturities of long-term loan	135	91
Accounts payable and accruals:
Trade	63	70
Other	1,110	969
Short term lease liabilities	149	98
TOTAL CURRENT LIABILITIES	2,490	2,239

NON-CURRENT LIABILITIES:
Long-term loan	27	47
Lease liabilities, net of current maturities	20	96
TOTAL NON-CURRENT LIABILITIES	47	143

TOTAL LIABILITIES	2,537	2,382

EQUITY:
Common shares	102	102
Share premium	25,872	25,845
Treasury shares	(77)	(50)
Foreign currency translation reserve	(1,680)	(2,368)
Accumulated deficit	(17,931)	(15,071)
Capital and reserves attributable to parent company shareholders	6,286	8,458
Non-Controlling interest	(190)	(158)
TOTAL EQUITY	6,096	8,300
TOTAL LIABILITIES AND EQUITY	8,633	10,682

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(192)	(114)	(591)	(434)
Sales and marketing expenses	(170)	(74)	(293)	(211)
General and administrative expenses	(522)	(422)	(1,611)	(1316)
Other income	16	4	78	36
Share of net loss of a joint venture accounted for using the equity method	(20)	(11)	(59)	(41)
TOTAL OPERATING EXPENSES	(888)	(617)	(2,476)	(1,966)

OPERATING LOSS	(888)	(617)	(2,476)	(1,966)

Financial expenses	(194)	(110)	(638)	(137)
Financial income	86	173	226	531
FINANCIAL (LOSS) INCOME - NET	(108)	63	(412)	394
NET LOSS	(996)	(554)	(2,888)	(1,572)

ATTRIBUTABLE TO:
The Parent Company shareholders	(984)	(549)	(2,861)	(1,550)
Non-controlling interests	(12)	(5)	(27)	(22)
	(996)	(554)	(2,888)	(1,572)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.02)	(0.01)	(0.06)	(0.04)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	46,710,187	44,375,272	46,724,987	44,394,114